SECURITIES AND EXCHANGE COMMISSION



                                Washington, D.C. 20549




                                        FORM 6-K


                                REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15b-16 OF
                           THE SECURITIES EXCHANGE ACT OF 1934


                                  For September 9, 2004



                               Andina Bottling Company, Inc.
                              -----------------------------
                    (Translation of registrant's name into English)


                                Avenida Andres Bello 2687
                                -------------------------
                                  Piso 20, Las Condes
                                  -------------------
                                        Santiago
                                        --------
                                          Chile
                                          -----
                       (Address of principal executive offices)

                                Form 20-F X Form 40-F ___
                                         ---



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes___ No   X
                                            ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. Notice of material event pertaining the stipulation of the Superintendency of Pension Fund Managers of September 3, 2004, providing that Series B shares of Embotelladora Andina S.A. become securities eligible for investment by Pension Funds.

2. Notice of material event pertaining the stipulation of the Superintendency of Pension Fund Managers of September 7, 2004, authorizing Series B shares of Embotelladora Andina S.A. as eligible securities for investment by Pension Funds.

EMBOTELLADORA ANDINA S.A.




                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                                  EMBOTELLADORA ANDINA S.A.

                                                  By: /s/ Osvaldo Garay
                                                      -----------------
                                                      Osvaldo Garay
                                                      Chief Financial Officer


Dated: September 9, 2004

                              MATERIAL EVENT
                              --------------


CORPORATE NAME       :  EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY  :  00124

TAXPAYER I.D.        :  91.144.000-8


===============================================================================

The following material event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

On this same date, Official Ordinary Letter No. 015691 of the Superintendency of Pension Fund Managers dated September 3, which is enclosed, has stipulated that the resources of Pension Funds can be invested in shares that have preferences and some restriction, in this case, the Series B shares of Embotelladora Andina S.A. These shares thus become securities eligible for investment by Pension Funds provided they are "freely available" shares and the investment does not exceed the ceiling for exemption from attending shareholders meetings, according to the power granted to the Superintendency of Pension Fund Managers in the seventeenth subparagraph of article 45 of DL No. 3500, i.e. a percentage not exceeding 1% of all shares subscribed in the issuing company and 0.5% of the total value of the Funds, measured in the manner indicated in such Official Letter.

Santiago, September 3, 2004



Pedro Pellegrini Ripamonti
Corporate Legal Manager

                                MATERIAL EVENT


CORPORATE NAME       :  EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY  :  00124

TAXPAYER I.D.        :  91.144.000-8

----------------------------------------------------------------------

The following material event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

Supplemental to the Material Event reported September 3, 2004, we enclose a copy of Official Ordinary Letter No. 015987 of the Superintendency of Pension Fund Managers dated September 7th, which approves the eligibility of the Series B shares in Embotelladora Andina S.A. for investment by Pension Funds. Given the special preferences and restrictions of this series, the investments should not exceed the lower of 0.15% of the value of the Pension Fund or 7% of the value of the subscribed shares of the company in respect of the sum of investments by Pension Funds of one same Pension Fund manager.

Pursuant to the same aforesaid Official Letter, the foregoing is notwithstanding the obligation of the Pension Fund Manager to attend and participate at the respective shareholders meetings when the investment is equal to or greater than the limits stipulated in Circular No. 1226, i.e. 0.5% of the value of the Pension Funds or 1% of the subscribed shares of the company.

Santiago, September 8, 2004


Pedro Pellegrini Ripamonti
Corporate Legal Manager